# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NEW GERMANY FUND INC, CIK 0000858706
CUSIP: 644465106
Title of class of securities: Cl-EndFund Eq 1
Address of issuer's principal executive offices: 875 THIRD AVENUE, None, NEW YORK, New York (NY), 10022-6225
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001207017-25-000016
Filed by CIK 0001207017

## Reporting persons
- Lazard Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,240,519; shared voting power 0; sole dispositive power 2,297,497; shared dispositive power 0; aggregate amount beneficially owned 2,297,497 (14.2% of the class)

## Item 1. Issuer
Name of issuer: NEW GERMANY FUND INC
Address of issuer's principal executive offices: 875 THIRD AVENUE NEW YORK NY 10022-6225

## Item 2. Person Filing
Name of person filing: Lazard Asset Management LLC
Address of principal business office or, if none, residence: 30 Rockefeller Plaza New York NY 10112
Citizenship: Delaware Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2297497
Percent of class: 14.20
Sole power to vote or to direct the vote: 2240519
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2297497
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lazard Asset Management LLC: Nargis Hilal, Chief Compliance Officer and Counsel (05/15/2025)